CONFIDENTIAL TREATMENT REQUESTED BY SCHLUMBERGER LIMITED

FOIA CONFIDENTIAL TREATMENT REQUESTED

SCHLUMBERGER LIMITED

(SCHLUMBERGER N.V.)

5599 San Felipe

Houston, Texas 77056

April 8, 2009

VIA EDGAR TRANSMISSION

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	Schlumberger Limited (Schlumberger N.V.)
Form 10-K for the Fiscal Year Ended December 31, 2008
Filed February 11, 2009
File No. 1-04601

This memorandum sets forth responses of Schlumberger Limited (Schlumberger N.V.) (the “Company”) to comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in its comment letter dated February 26, 2009 (the “Comment Letter”) with respect to the Company’s Form 10-K for the fiscal year ended December 31, 2008 (File No. 1-04601). For your convenience, we have repeated each comment of the Staff in bold type face exactly as given in the Comment Letter and set forth below such comment is our response.

Form 10-K for the Fiscal Year Ended December 31, 2008

General

1.	We note from disclosure on page 8 that you conduct operations in Cuba, Iran, Syria and Sudan. Please describe to us the transactions, contracts, agreements and understandings you have entered into with Cuba, Iran, Syria and Sudan since your letter to us of May 15, 2007.

Response: Please note that we are also responding to comments 3 and 4 in our response to comment 1.

Schlumberger’s business activities in Cuba, Iran, Syria and Sudan (the “Listed Countries”) consist solely of providing oilfield services. The nature and scope of these services in the Listed Countries has not changed in any material respect since our May 15, 2007 letter to the Staff. Additionally, our revenues, assets and liabilities in the Listed Countries for 2008 and 2007 actually represent a slightly smaller percentage of our consolidated operations than for 2006, reflected in our May 2007 correspondence to the Staff.

We continue to believe that our operations and associated risks in the Listed Countries are not material in either a quantitative or qualitative sense, based on the analysis in the schedule furnished with this memorandum and for the reasons set forth herein.

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Pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule setting forth information concerning the revenues, assets and liabilities associated with the Listed Countries. We hereby request that the schedule be returned to us upon completion of your review, and that pending its return it be withheld from release as containing competitively sensitive, proprietary business information of Schlumberger.

In addition to the small relative size of the Company’s operations in the Listed Countries, the Company believes that the significant geographic diversification of its worldwide activities reduces the risk that the loss of operations in any one country would be material to the Company’s operations taken as a whole.

Our management believe that our shareholders and other investors understand and expect that, as an oilfield services company, we will pursue sound business opportunities in hydrocarbon-producing countries around the world, provided that we do so lawfully and in a manner that is protective of our personnel, assets, and overall financial condition.

Our Annual Report on Form 10-K for the year ended December 31, 2008 clearly discloses that we are subject to risks associated with operations in the Listed Countries and that these Listed Countries are subject to trade and economic sanctions or other restrictions imposed by the United States and other governments or organizations (this information was first disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007). Furthermore, we also disclose that we are subject to risks related to investment in our common stock in connection with certain U.S. State divestment or investment limitation legislation applicable to companies with operations in those countries and similar actions by some private investors, which could adversely affect the market for our common stock (this information was also first disclosed in our Quarterly Report on Form 10-Q for the quarter ended June 30, 2007).

Even though we continue to believe that our operations and associated risks in the Listed Countries are not material in either a quantitative or qualitative sense, we believe that our disclosures provide a reasonable investor with the necessary qualitative factors that such an investor would deem important in making an investment decision, including the potential impact of our corporate activities on our reputation and share value.

Because Schlumberger’s business consists solely of providing oilfield services, we do not make payments to the governments of the Listed Countries for the extraction or purchase of oil, gas or other minerals, unlike a number of international oil and gas companies doing business in the Listed Countries. Rather, as described below and in our July 10, 2007 letter to the Staff, our payments to governments and to entities known by us to be government-owned entities in a Listed Country continue to be limited to ordinary operating expenses and governmental taxes and charges that would be incurred by any company doing business in a Listed Country. These payments are consistent with the nature of the payments described in our July 10, 2007 letter to the Staff and can generally be summarized as follows:

1.

Taxes, duties, license fees and other typical governmental charges. These include income taxes, taxes withheld by our customers on payments that customers make to us, customs duties and other charges for goods that enter the country, taxes

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remitted on or withheld from wages paid to employees, social charges (for retirement, medical care or other assistance) with respect to employees, license fees and local governmental charges.

2.	Utility payments for electricity, telecommunications, water, waste disposal etc. (In most Listed Countries many or all entities providing these services are government owned.)

3.	Travel and transportation costs. (In some Listed Countries an airline or other travel provider is a government owned entity.)

4.	Rent of facilities to conduct business.

5.	Payments for routine supplies and services of conducting a business in the country.

6.	In Cuba, where many vendors are owned by the government, the hiring of certain temporary personnel to support local operational and administrative needs from government owned employment companies.

Pursuant to Rules 418 and 12b-4, we are supplementally furnishing a schedule setting forth the amounts of payments made by Schlumberger during each of 2008 and 2007 to the governments of Cuba, Iran, and Sudan and Syria and entities known by Schlumberger to be controlled by such governments. We hereby request that the schedule be returned to us upon completion of your review, and that pending its return it be withheld from release as containing competitively sensitive, proprietary business information of Schlumberger.

2.	We note a December 2008 news article stating that you supply a 2,000 pound drilling tool in Iran that is powered by a radioactive chemical that could be used for weapons development purposes. Please tell us whether, to the best of your knowledge, understanding, and belief, this chemical or any of the other products, equipment, components, technology, or services you have provided, directly or indirectly, into Iran, Sudan, Syria or Cuba could have military uses, and describe possible military uses of which you are aware. Also, advise us whether, to the best of your knowledge, understanding, and belief, such products, equipment, components, technology, or services have been put to military use by Iran, Sudan, Syria or Cuba, and discuss any such use of which you are aware. Finally, if you have provided into Iran, directly or indirectly, any products, equipment, components, technology, or services that can be put to military use, please discuss the applicability of Section 5(b) of the Iran Sanctions Act and the Iran Freedom Support Act of 2006.

Response: It is important to note that Schlumberger is an oil field services company. While oil field services are delivered by Schlumberger non-US affiliates to clients in Iran, Sudan, Syria or Cuba, the Azimuthal Density Neutron (“ADN”) tool described in the December 2008 news article and any other similar products, equipment, components, or technology that Schlumberger have provided are not supplied to persons or entities outside of Schlumberger. Rather, the tools and related items delivering oil field services

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remain under the ownership and control of Schlumberger entities for use exclusively by the Schlumberger entities in their provision of oilfield services. In providing these oilfield services to clients operating in these and other countries, Schlumberger’s operating affiliates do not sell, loan, or transfer the ADN tool or similar products, equipment, components or technology to customers or other end-users. Once the services have been performed and completed, the tools used are transferred to other sites and destinations, where they continue to remain under Schlumberger’s ownership and control. Thus, we can confirm that, to the best of our knowledge, understanding, and belief, no ADN tools or other similar items have been transferred to any non-Schlumberger entities in these countries.

To the best of our knowledge, understanding, and belief, the ADN tools or other similar items, as well as any other products, equipment, components, technology used to provide services that Schlumberger non-US affiliates have provided, directly or indirectly, into Iran, Sudan, Syria or Cuba have not been put to military use in these countries. We base this on the fact that the items remain within Schlumberger’s ownership and control at all times, as well as the commercial nature of the products, our operations, and our customer base. The ADN tool and other products, equipment, components, technology, and services provided by Schlumberger are commercial in nature and commonly used in the oil services industry. The ADN is used to obtain various reservoir measurements. It is run with two chemical sources within one source assembly. By using neutron sources and neutron detectors, the tool is able to provide information about formation porosity and neutron derived formation density. By using Gamma Sources and detectors, the tool is able to measure formation density. These measurements can be used for evaluating reservoir characteristics and production potential from hydrocarbon formations. These items are designed and intended for commercial use only, and these or similar tools are widely used for commercial purposes by private parties in the U.S. and elsewhere in the world. As such, they are not treated as “defense articles” under the Arms Export Control Act or the International Traffic in Arms Regulations, which control exports of military products and related technical data and defense services.

In addition, consistent with our previous communication with the Staff dated July 10, 2007, we can confirm that we have found no basis for applying the provisions in section 5(b) of the Iran Sanctions Act and the Iran Freedom Support Act of 2006 to the business activities of Schlumberger entities in Iran.

3.

Provide us with an updated analysis of whether your contacts with Cuba, Iran, Syria and Sudan, individually and in the aggregate, constitute a material investment risk for your security holders. Your materiality analysis should address materiality in quantitative terms, including the approximate dollar amount of your revenues, assets and liabilities associated with each of those countries. Please also address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you are aware, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your

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materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Syria and Sudan.

Response: Please refer to our response to comment 1.

4.	We note the representation in your July 10, 2007, letter that you do not make any payments to the governments of Cuba, Iran, Sudan or Syria other than ordinary operating expenses and governmental charges and taxes. Please tell us whether this statement remains true. Please also tell us the dollar amount of payments you have made to the governments of those countries, and to entities controlled by those governments, since your July 10, 2007, letter.

Response: Please refer to our response to comment 1.

Controls and Procedures, page 71

5.	We note your disclosure that your “CEO and the CFO have concluded that, as of December 31, 2008, the disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports Schlumberger files and submits under the Securities and Exchange Act of 1934 is recorded, processed, summarized and reported within the time periods specified in Securities and Exchange Commission rules and forms.” Revise to clarify, if true, that your officers concluded that your disclosure controls and procedures are also effective to ensure that information required to be disclosed in the reports that you file or submit under the Exchange Act is accumulated and communicated to your management, including your chief executive officer and chief financial officer, to allow timely decisions regarding required disclosure. See Exchange Act Rule 13a-15(e).

Response: In response to the Staff’s comment, we propose including the following disclosure in our future annual and quarterly reports filed with the Commission:

Schlumberger has carried out an evaluation under the supervision and with the participation of Schlumberger’s management, including the Chief Executive Officer (“CEO”) and the Chief Financial Officer (“CFO”), of the effectiveness of Schlumberger’s “disclosure controls and procedures” (as such term is defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934 (the “Exchange Act”)) as of the end of the period covered by this report. Based on this evaluation, the CEO and the CFO have concluded that, as of the end of the period covered by this report, Schlumberger’s disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed in the reports that Schlumberger files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the Securities and Exchange Commission’s rules and forms. Schlumberger’s disclosure controls and procedures include controls and procedures designed to ensure that information required to be disclosed in reports filed or submitted under the Exchange Act is accumulated and communicated to its management, including

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the CEO and the CFO, as appropriate, to allow timely decisions regarding required disclosure. There has been no change in Schlumberger’s internal control over financial reporting that occurred during the quarter to which this report relates that has materially affected, or is reasonably likely to materially affect, Schlumberger’s internal control over financial reporting.

The Company hereby acknowledges that:

•	it is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	it may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

By copy of this memorandum, we are requesting that the Freedom of Information Act officer accord the schedules furnished pursuant to this memorandum confidential treatment under the Commission’s rules.

If you have any questions or need additional information, please contact Saul Laureles, Senior Counsel-Corporate of Schlumberger Limited, at (713) 375-3495 or J. David Kirkland, Jr. of Baker Botts L.L.P. at (713) 229-1101.

cc:	Office of Freedom of Information and Privacy Act Operations